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                                April 9, 2024

       Jinchun Cheng
       Chief Executive Officer
       Xinxu Copper Industry Technology Ltd
       2188 Nanci First Road
       Anhui Xinwu Economic Development Zone
       Wanzhi District, Wuhu City
       Anhui Province, China 241100

                                                        Re: Xinxu Copper
Industry Technology Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed March 29,
2024
                                                            File No. 333-278407

       Dear Jinchun Cheng:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Risk Factors
       The rules and regulations in China can change quickly with little advance notice..., page 24

   1. We note the revisions to this risk factor disclosure and reissue comment 9 in our letter dated October 25, 2023
as it relates to your disclosure in this section. Please restore your disclosures in this
area to the disclosures as they existed in the registration statement as of
                                                        September 28, 2022.
Please make corresponding changes to the summary risk on page 14 and to the header of
the risk factor beginning "The PRC government exerts substantial influence..." on page
27.
 Jinchun Cheng
FirstName   LastNameJinchun   ChengLtd
Xinxu Copper    Industry Technology
Comapany
April       NameXinxu Copper Industry Technology Ltd
       9, 2024
April 29, 2024 Page 2
Page
FirstName LastName
Consolidated Financial Statements
Note 29 - Condensed Financial Information of the Parent Company, page F-31

2. We note your revisions made in response to prior comment 3, including the condensed parent company statements of cash flows on page F-33. Considering the amount in the
         "Net (loss) income" line item for the fiscal ended June 30, 2023 does not agree to the corresponding line item in the parent company statements of comprehensive income (loss)
         on page F-32, please revise your disclosures accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing